May 1, 2015

VIA ELECTRONIC FILING

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisors Preferred Trust, File Nos. 333-184169 and 811-22756

Ladies and Gentlemen:

On behalf of Advisors Preferred Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 37 to the Trust's Registration Statement on Form N-1A (the "Amendment"). The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the QES Credit Long/Short Strategy Fund (the "Fund"), a series of the Trust. The main purpose of the filing is to (i) change the Fund’s name to the QES Liquid H-Y Strategy Fund, (iii) rename Class A shares Investor Class shares (iii) revise the investment objective, (iii) revise the principal investment strategies and (iv) revise the principal investment risks.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker D. Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Thompson Hine LLP

796045.1